3rd Quarter 2024 Financial Results & Corporate Update November 4, 2024 Exhibit 99.2

This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side- effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended September 30, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. 2

Financial Results Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 COVID-19 & Oncology Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer2 3rd Quarter 2024 Highlights Ugur Sahin, Co-founder & Chief Executive Officer1

1 3rd Quarter 2024 Highlights Ugur Sahin, Founder & Chief Executive Officer

Q3 2024 Highlights

Execution in COVID-19 Franchise[1]

Successfully launched variant-adapted COVID-19 vaccines[1] for the 2024/2025 vaccination season in multiple regions

Progress in Oncology Pipeline

BNT327/PM8002[2]

- Presented clinical data for BNT327/PM8002[2] showcasing pan-tumor activity
- Dosed first patients in two global dose-optimization Phase 2 studies evaluating BNT327/PM8002[2] in SCLC and TNBC
- Dosed first patients in trial evaluating BioNTech's novel IO + ADC combination, BNT327[2] + BNT325[4]

mRNA Cancer Vaccine Candidates

- Announced positive topline Phase 2 results for mRNA cancer vaccine FixVac candidate BNT111[5] in cutaneous melanoma
- Presented clinical data for FixVac candidate BNT113
- Planned Phase 2 trial evaluating autogene cevumeran (BNT122/RO7198457)[3] in adjuvant MIUC

Corporate Update

Provided overview on BioNTech's strategy to scale and deploy AI capabilities across its pipeline at inaugural AI Day

Partnered with: 1. Pfizer; 2. Biotheus; 3. Genentech, a member of the Roche Group; 4. Duality Bio; 5. In collaboration with Regeneron.
A glossary of defined terms can be found at the end of the presentation.

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Developing the Next Generation of Cancer Medicines: Leveraging Our Multi-Modal Technology Portfolio for Combination Approaches 6 Partnered with: 1. Biotheus; 2. Genentech, member of Roche Group. BNT327/PM80021 FixVacs Autogene cevumeran (BNT122/RO7198457)2 Space for synergies Space for potentially curative approaches Immunomodulators Space for synergies Space for synergies mRNA vaccines Targeted therapies

2 COVID-19 & Oncology Pipeline Update Özlem Türeci, Chief Medical Officer

The Continuous Evolution of SARS-CoV-2 Has Led to Differing Regulatory Recommendations Globally EC UK U.S. Canada Japan JN.1-adapted KP.2-adapted 8 mRNA vaccine technology enables us to rapidly meet regulators’ specific recommendations in different regions and allows for timely availability of vaccines adapted to the most current SARS-CoV-2 variants JN.1 is a SARS-CoV-2 variant. KP.2 is a sub-lineage of the JN.1 variant.

COVID-19 and Influenza Disease Burden Show Different Seasonality Patterns Data last updated: October 4, 2024 1. https://www.cdc.gov/respiratory-viruses/guidance/background.html?CDC_AAref_Val=https://www.cdc.gov/respiratory-viruses/background/index.html accessed 07 October 2024 0 2 4 6 8 10 0 2 4 6 8 10 12 Oct Nov Dec Jan Feb Mar Apr May June July Aug Sep H o s p it a liz a ti o n r a te p e r 1 0 0 ,0 0 0 p o p u la ti o n COVID-19 Influenza 2 0 2 3 - 2 0 2 4 2 0 2 2 - 2 0 2 3 Susceptibility to infection remains a concern after the winter vaccination season. Potential need for additional vaccination later in the season could contribute to improved vaccine coverage over time. Data on weekly new hospital admissions of patients from surveillance sites in the U.S. Respiratory Virus Hospitalization Surveillance Network.1 9

Oncology Pipeline with Three New Phase 2 Trials: BNT327/PM8002[5] and Autogene Cevumeran (BNT122/RO7198457)

Phase 1	Phase 1/2	Phase 2	Phase 3
BNT116 Adv. NSCLC	BNT142 (CD3xCLDN6) Multiple CLDN6-pos. adv. solid tumors	BNT111[7] aPD(L)1-R/R melanoma, + cemiplimab	BNT316/ONC-392 (gotistobart)[3] (CTLA-4) anti-PD-1/PD-L1 experienced NSCLC
Autogene cevumeran (BNT122/RO7198457)[1] Multiple solid tumors	BNT311/GEN1046 (acasunlimab)[2] (PD-L1x4-1BB) Multiple solid tumors	BNT113 1L rel./met. HPV16+ PDL-1+ head and neck cancer, + pembrolizumab	BNT323/DB-1303[4] (trastuzumab pamirtecan) (HER2) HR+/HER2-low met. breast cancer
BNT152 + BNT153 (IL-7, IL-2) Multiple solid tumors	BNT312/GEN1042[2] (CD40x4-1BB) Multiple solid tumors	BNT116[7] 1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab	
BNT211 (CLDN6) Multiple solid tumors	BNT314/GEN1059[2] (EpCAMx4-1BB) Multiple solid tumors	Autogene cevumeran (BNT122/RO7198457)[1] 1L adv. melanoma, + pembrolizumab	
BNT221 Refractory metastatic melanoma	BNT316/ONC-392 (gotistobart)[3] (CTLA-4) mCRPC, + radiotherapy	Autogene cevumeran (BNT122/RO7198457)[1] Adj. ctDNA+ stage II or III CRC	
BNT315/GEN1055[2] (OX40) Multiple solid tumors	BNT316/ONC-392 (gotistobart)[3] (CTLA-4) Multiple solid tumors	Autogene cevumeran (BNT122/RO7198457)[1] Adj. PDAC, + atezolizumab + mFOLFIRINOX	
BNT321 (sLea) Metastatic PDAC	BNT321 (sLeA) adjuvant PDAC, +mFOLFIRINOX	Autogene cevumeran (BNT122/RO7198457)[1] Adj. MIUC, + Nivolumab — NEW	
BNT322/GEN1056[2] Multiple solid tumors	BNT323/DB-1303[4] (trastuzumab pamirtecan) (HER2) Multiple solid tumors	BNT311/GEN1046 (acasunlimab)[2] (PD-L1x4-1BB) R/R met. NSCLC, +/- pembrolizumab	
BNT326/YL202[5] (HER3) Multiple solid tumors	BNT324/DB-1311[4] (B7H3) Multiple solid tumors	BNT316/ONC-392 (gotistobart)[3] (CTLA-4) PROC, + pembrolizumab	
	BNT325/DB-1305[4] (TROP-2) Multiple solid tumors	BNT327/PM8002[6] (PD-L1 x VEGF-A) 1L/2L+ (ES-)SCLC, +chemotherapy — NEW	
	BNT327 / BNT325 combination[4,6] Multiple solid tumors	BNT327/PM8002[6] (PD-L1 x VEGF-A) 1L/2L met. TNBC, +chemotherapy — NEW	

Legend: mRNA; Cell therapy; Next generation IO; ADCs; Combination studies

Partnered with: 1. Genentech, member of Roche Group; 2. Genmab; 3. OncoC4; 4. DualityBio; 5. MediLink Therapeutics; 6. Biotheus; 7. In collaboration with Regeneron.

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BNT327/PM8002[1] – A Next-Gen Investigational IO Agent that Combines Two Clinically Validated MoAs

Dual blockade of PD-L1 and VEGF-A has demonstrated clinical synergy

- Encouraging safety/activity profile with over 700 patients treated to date
- Monotherapy activity and synergy in combination therapy observed in early clinical studies
- Favorable safety profile vs. PD-L1 + VEGF inhibition or PD-1 alone



Anti-VEGF-A (IgG)
Anti-PD-L1 (VHH)

"Two-in-one" mechanism of action



T cell deactivation
T cell
PD-1
PD-L1
VEGF
Tumor cell
VEGFR
Endothelial cell
Angiogenesis
Tortuous vascular architecture
Irregular blood flow
Enhanced vascular permeability
High interstitial pressure
Abnormal vasculature
PM8002
Anti-VEGF Fab
Anti-PD-L1 vHH
Anti-PD-L1 vHH drives PM8002 to PD-L1 enriched tumor bed rather than normal tissues
T cell activation
PM8002 blocks PD-L1/PD-1 interaction in TME
PM8002 neutralizes VEGF in TME
Immune attack
Tumor death
VEGFR
Endothelial cell
Inhibition of Angiogenesis
Re-structured vascular architecture
Pericyte recruitment
Regulated blood flow
Reduced vascular permeability
Normalised vasculature
TUMOR MICROENVIRONMENT
Decreased perfusion
Reduced T-cell infiltration
Increased perfusion
ADC
Chemotherapy
Increasing leukocyte-vessel wall interactions
Promoting leukocyte infiltration into tumor tissue

1. Partnered with Biotheus.
The mechanism of action graphic was generated by Biorender.com.

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BNT327/PM8002[1] Mono and Combo Have Been Investigated in More Than 700 Patients Across 10+ Indications

		Mono	Combo
Lung	1L NSCLC WT PD-L1+	✓	
	2L+ NSCLC EGFRm	✓	✓ (+ Pemetrexed/Carboplatin)
	2L SCLC		✓ (+ Paclitaxel)
	1L SCLC		✓ (+ Etoposide/Platinum)
Gynae-cology	PROC	✓	
	2L+ PSOC	✓	
	2L+ Cervical Cancer	✓	
	2L+ Endometrial Cancer	✓	

		Mono	Combo
Breast	1L TNBC		✓ (+ Nab-Paclitaxel)
Gastro-intestinal	1L HCC		✓ (+ FOLFOX4)
	Advanced BTC	✓	
Geni-tourinary	nccRCC	✓	
	2L+ ccRCC	✓	
Others	1L MPM		✓ (+ Pemetrexed / Platinum)
	2L NEN	✓	✓ (+ FOLFIRI)

✓ Ongoing studies with BNT327/PM8002

1. Partnered with Biotheus.

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Extensive Clinical Data Collection Demonstrates Pan-Tumor Potential of BNT327/PM80021 13 1. Partnered with Biotheus; 2. Wu J et al ESMO 2024 384MO; 3. Cheng Y et al ESMO 2023 1992P; 4. Wu C et al ASCO 2024 P8533; 5. Wu YL et al ESMO 2024 1255MO; 6. Wu L et al ASCO 2024 P5524 7. Sheng X. et al ESMO 2024 1692P. * Confirmed ORR reported for the following cohorts: TNBC, 1L and 2L/3L EGFRm NSCLC and RCC. Unconfirmed ORR reported for the following cohorts: SCLC, 2L NSCLC, CC and PROC. TNBC2 SCLC3 NSCLC4,5 CC6 PROC6 ccRCC7 nccRCC7 1L 2L Overall 1L4 2L4 2L/3L EGFRm 5 2L+ 1L+ 2L 1L BNT327 mono or combination nab- paclitaxel paclitaxel mono mono carboplatin + pemetrexed mono mono mono mono N 42 36 17 8 64 45 34 28 22 ORR*, % 73.8 61.1 47.1 12.5 57.8 42.2 20.6 25.0 36.4 DCR, % 95.2 86.1 100 62.5 95.3 93.3 67.7 82.1 90.9 mPFS, mos. 13.5 5.5 13.6 6.7 NR 8.3 5.5 10.9 15.1 mDOR, mos. 11.7 10.0 NR 3.7 NR NR 9.6 19.6 NR Congress ESMO 2024 ESMO 2023 ASCO 2024 ASCO 2024 ESMO 2024 ASCO 2024 ASCO 2024 ESMO 2024 ESMO 2024 BNT327/PM80021 has shown encouraging clinical activity across broad range of indications

BNT327/PM80021 Shows Clinically Meaningful Efficacy in Metastatic Triple Negative Breast Cancer (mTNBC) 14 ITT PD-L1 CPS<1 PD-L1 1≤CPS<10 PD-L1 CPS≥10 Not detected Population, N 42 13 16 9 4 cORR, % (95% CI) 73.8 (58.0, 86.1) 76.9 (46.2, 95.0) 56.3 (29.9, 80.3) 100.0 (66.4, 100.0) 75.0 (19.4, 99.4) DCR, % (95% CI) 95.2 (83.8, 99.4) 100.0 (75.3, 100.0) 93.8 (69.8, 99.8) 100.0 (66.4, 100.0) 75.0 (19.4, 99.4) mPFS, mos. (95% CI) 13.5 (9.4, --) NR (5.7, --) 14.0 (7.2, --) 10.8 (5.5, 13.5) 14.0 (1.8, --) BNT327/PM80021 in combination with chemotherapy demonstrated meaningful efficacy, rapid tumor shrinkage and encouraging duration of response irrespective of PD-L1 status 1. Partnered with Biotheus. B e s t C h a n g e f ro m B a s e li n e ( % ) SoD change of target lesion(s) CPS<1 1CPS<10 CPS10 Not detected -100 -80 -60 -40 -20 0 20 40 Phase 1/2 (NCT05918133): clinical activity in combination with nab-paclitaxel by PD-L1 status in 1L TNBC Yanchun Meng et al., ESMO 2024, Presentation #348MO For the ITT population, mTTR was 1.9 months. and mDoR 11.7 months; mOS was not reached

Global Clinical Development Strategy for BNT327/PM8002[1]

Explore potential of BNT327/PM8002[1] in three waves of focused development

1

2

3

Combine with SoC chemotherapy in potential Fast-to-Market indications

Explore novel combinations with ADCs in high unmet need indications

Expand chemo and novel combinations across indications

1

Ongoing
- Phase 2 dose opt in SCLC NEW
- Phase 2 dose opt in TNBC NEW

Outlook
- Phase 2/3 NSCLC planned for 2024
- Phase 3 SCLC planned for 2024
- Phase 3 TNBC planned for 2025

2

Ongoing

Phase 1/2 evaluating BNT327/PM8002[1] in combination with BNT325/DB1305[2] TROP-2 ADC in multiple solid tumors

Outlook

Additional combinations with ADCs planned to start in 2024 and in 2025

Partnered with: 1. Biotheus; 2. DualityBio

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Positive FixVac Topline Data and Start of iNeST Phase 2 MIUC Trial Highlight Execution in Cancer Vaccine Portfolio

Select iNeST and FixVac trials based on BioNTech's mRNA-LPX technology platform

Individualized vaccine: iNeST[1]					FixVac		
	Adjuvant		1L	R/R	R/R	1L	Multiple settings
MIUC Phase 2	CRC Phase 2	PDAC Phase 2	Melanoma Phase 2	Solid Tumors Phase 1	Melanoma Phase 2	HPV16+ HNSCC Phase 2	NSCLC Phase 1 & 2
Autogene cevumeran (BNT122/RO7198457)					BNT111[2]	BNT113	BNT116[2]
+ Nivolumab	Monotherapy	+ Atezolizumab	+ Pembrolizumab	+ Atezolizumab	+ Cemiplimab	+ Pembrolizumab	Monotherapy, + Cemiplimab or CTx
Recruitment ongoing	Recruitment ongoing Data presented from epi sub-study at ASCO 2024 and from biomarker sub-study at ESMO-GI 2024	Recruitment ongoing Data presented from investigator-initiated Ph 1 trial at ASCO 2022 & AACR 2024 and published (Rojas et al., Nature 2023)	Enrollment completed Data of prototype version Ph 1 published (Sahin et al., Nature 2017). Analysis of Ph 2 PFS as primary endpoint will be based on events and defined when reporting results	Enrollment completed Data presented at AACR 2020. **Manuscript** expected to be published soon in peer-reviewed journal	Enrollment completed Positive topline data announced July 2024 Data presented from Ph 1 at multiple conferences incl. SITC 2021 and published. (Sahin et al., Nature 2020)	Enrollment completed Data of Ph 1 study presented at multiple conferences incl. ESMO-IO 2022 Data from safety run-in of Ph 1/2 trial and Ph1 IIT presented at ESMO 2024	Recruitment ongoing in Ph 2 in 1L NSCLC[2] Ph 1 trial ongoing Data presented at SITC 2023 and AACR 2024 Data from Ph1 trial expected at SITC.
NEW					DATA	DATA	

1. Partnered with Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

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Evaluating Autogene Cevumeran in the Adjuvant Treatment Setting for Cancers of High Unmet Need

Rationale for adjuvant setting

Low tumor mass with residual cancer cells

Tumor resistance mechanisms not fully established



Healthier immune system allows for functional T-cell responses

Unmet medical need

Pancreatic Ductal Adenocarcinoma

69−75% relapse rate within 5 years after adjuvant therapy[1,2]

- Projected to become the 2nd leading cause of cancer-related death in the US by 2030[3]
- 5-year survival rates after resection are ~10%[4]
- Largely CPI resistant due to low mutation burden with few mutation-derived neoantigens and an immunosuppressive tumor microenvironment[5]

Phase 1 trial completed in adj. PDAC
Randomized Phase 2 trial ongoing

Colorectal Cancer

20-35% relapse rate within 4 years after adjuvant therapy[6]

- 5-year survival rates of locoregional disease are ~70%[7]
- ctDNA is a marker for minimal residual disease and thus can identify patients at high risk of disease recurrence[8,9,10]
- In ctDNA-positive, Stage 2 (high risk) and Stage 3 CRC post adjuvant chemotherapy, duration of disease-free survival is 10 months[11]

Randomized Phase 2 trial ongoing

1. Jones et al. JAMA Surgery 2019; 2. Conroy et al. JAMA Oncology 2022; 3. Rahib et al. JAMA Network Open 2021; 4. Bengtsson et al., Sci Rep 2020; 5. Kabacaoglu et al. Frontiers Immunol 2018; 6. André et al., JCO 2015; 7. NIH SEER cancer stat facts (Accessed July 31, 2024); 8. Fan et al. PLoS One 2017; 9. Loupakis et al. JCO Precis Oncol 2021; 10. Kotani, D. et al Nat Med 2023. 11. Reinacher-Schick et al. ASCO 2024.

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Phase 2 Trial Evaluating Autogene Cevumeran[1] in the Adjuvant Setting in MIUC

Unmet medical need

Standard of care

- Neoadjuvant chemotherapy, followed by cystectomy and, for eligible patients, this is followed by adjuvant treatment with an ICI.

Medical need

- Adjuvant ICI significantly increases DFS in patients. Despite this, a significant number of patients will relapse in the first two years.[2]
- The 5-year survival among MIUC patients with distant metastasis has been reported to be about 8%.[3]

Clinical trial design

Inclusion criteria

- Age ≥ 18 years
- Histologically confirmed MIUC or upper urinary tract
- Surgical resection of MIUC of the bladder or upper tract without any adj. chemotherapy or radiotherapy
- Absence of residual disease or metastasis, confirmed by CT or MRI scans
- TNM classification of resected specimen is (y)pT3-4 or (y)pN+ and M0 (UICC/AJCC, 7th edition)
- ECOG status 0 or 1

Part A: Safety run-in

Autogene cevumeran[1], iv + Nivolumab, iv

Part B: Randomized phase

Enrollment (expected) n = 362

R 1:1

Autogene cevumeran[1], iv + Nivolumab, iv

Q4W for 1 year

Nivolumab, 480 mg, iv, + Saline solution, iv

Key endpoints:

Primary	DFS in PD-L1 ≥ 1 (INV)
Secondary	OS, Safety

Phase 2 randomized, double-blind, multi-site study to evaluate efficacy and safety of adjuvant autogene cevumeran[1] in combination with nivolumab vs nivolumab in MIUC (NCT06534983)

1. Partnered with Genentech, a member of the Roche Group; 2. Bajorin et al 2021 NEJM; 3. American Cancer Society Cancer Facts and Figures 2024

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Financial Update Jens Holstein, Chief Financial Officer3

Q3 and YTD 2024 Financial Results

(in millions €, except per share data)[1]	Three months ended September 30,		Nine months ended September 30,	
	2024	2023	2024	2023
Revenues	1,244.8	895.3	1,561.1	2,340.0
Cost of sales	(178.9)	(161.8)	(297.8)	(420.7)
Research and development expenses	(550.3)	(497.9)	(1,642.4)	(1,205.3)
Sales and marketing expenses	(18.1)	(14.4)	(46.6)	(44.7)
General and administrative expenses[2]	(132.4)	(139.1)	(420.3)	(370.7)
Other operating result[2]	(354.6)	(9.0)	(616.9)	(134.4)
Operating profit / (loss)	10.5	73.1	(1,462.9)	164.2
Finance result	148.2	154.3	484.0	358.7
Income taxes	39.4	(66.8)	54.1	(50.5)
Net profit / (loss)	198.1	160.6	(924.8)	472.4
Earnings / (Loss) per share				
Basic earnings / (loss) per share	0.82	0.67	(3.83)	1.96
Diluted earnings / (loss) per share	0.81	0.66	(3.83)	1.94

Balance Sheet as of September 30, 2024	
Cash and cash equivalents plus security investments[3]	€17.8bn

1. Numbers have been rounded; numbers presented may not add up precisely to the totals and may have been adjusted in the table. Presentation of the consolidated statements of profit or loss has been condensed.
2. Adjustments to prior-year figures due to change in functional allocation of general and administrative expenses and other operating expenses.
3. Consists of cash and cash equivalents of €9,624.6 million, current security investments of €7,078 million and non-current security investments of €1,137.2 million, as of September 30, 2024.
More information can be found in BioNTech's Report on Form 6-K for the period ended September 30, 2024, filed today with the United States Securities and Exchange Commission and available at https://www.sec.gov/.

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2024 Financial Year Guidance[1]
Revenues Expected to be at Low End of Range and Reduced SG&A Expenses and Capex Guidance[1]

		Guidance March 2024	Guidance November 2024	Commentary
FY 2024 revenues	Total revenues	€2,500 – 3,100 m	**€2,500 – €3,100 m**	Expected to be at low end
Planned FY 2024 expenses and capex	R&D expenses[2]	€2,400 – 2,600 m	**€2,400 – €2,600 m**	No change
	SG&A expenses	€700 – 800 m	**€600 – €700 m**	€100 m reduction[3]
	Capital expenditures for operating activities	€400 – 500 m	**€300 – €400 m**	€100 m reduction[3]

Revenue guidance considerations:

Top-line sensitivity mainly dependent on the following factors

- Vaccination rates and price levels in markets where significant COVID-19 vaccine sales are expected
- Inventory write-downs and other charges, which are estimated to be ~10% of Company revenues
- Anticipated revenues related to service businesses, including InstaDeep, JPT Peptide Technologies, IMFS and from the German pandemic preparedness agreement

1. Guidance excludes external risks that are not yet known and/or quantifiable. It does not include potential payments resulting from the outcomes of ongoing and/or future legal disputes or related activity, such as judgements or settlements, or other extraordinary items, all of which may have a material effect on the Company's results of operations and/or cash flows. The Company continues to expect to report a loss for the 2024 financial year.
2. Guidance reflects the expected impact of collaborations and potential M&A transactions, in each case to the extent disclosed, and which are subject to change based on future developments. Guidance does not otherwise reflect M&A, collaboration or licensing transactions that the Company may enter into in the future.
3. For simplicity, midpoint in guidance ranges is applied when comparing the guidance provided in March 2024 with the guidance provided in November 2024.

IMFS = BioNTech's Innovative Manufacturing Services GmbH

More information can be found in BioNTech's Report on Form 6-K for the period ended September 30, 2024, filed today with the United States Securities and Exchange Commission and available at https://www.sec.gov/.

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4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

Launch Progress in Q3 Reiterates Strength of COVID-19 Franchise1 EC UK U.S. Canada Japan JN.1-adapted KP.2-adapted 23 1. Partnered with Pfizer; 2. CDC Weekly Vaccination Dashboard. JN.1 is a SARS-CoV-2 variant. KP.2 is a sub-lineage of the JN.1 variant. Dose switching from JN.1- to KP.2-adapted vaccines underway or expected in countries with both approved Vaccination rates are higher in the U.S. versus the comparable period in 20232 Shift to commercial markets in UK, Japan, Switzerland, Australia, South Korea, Singapore and Brazil

COVID-19 Vaccine Market Presents a Long-term Business Opportunity Global Market Leadership Lean Fixed Cost Base Business Low OpEx leveraging partners’ global commercial infrastructure and sharing R&D expenses Anticipate maintenance of high market share in U.S., EU and Japan Potential for Cashflow Generation 24 Expected continuous demand for COVID-19 vaccines globally with evolving epidemiology of virus

Clinical Data Updates & Planned Regulatory Submissions in 2025 on Track Based on Strong Execution in 2H 2024

2H 2024

- ✓ COMIRNATY[1] — Updated variant-adapted vaccine roll-out
- ✓ COVID-19 / Flu Combination vaccine[1] — Phase 3 topline data
- ✓ ESMO congress — BNT327/PM8002[2] — NSCLC, TNBC, RCC — Phase 2 data
- ✓ ESMO congress — BNT211 — CLDN6+ tumors — Phase 1 data
- BNT327/PM8002[2] — TNBC — Phase 2 data

2025+

- COMIRNATY[1] — Updated variant-adapted vaccine roll-out
- BNT323/DB-1303[3] — 2L+ HER2 EC — Regulatory submission
- BNT327/PM8002[2] — 1L ES-SCLC and 2L SCLC — Phase 2 data
- BNT327/PM8002[2] — 1L and 2L TNBC — Phase 2 data
- BNT323/DB-1303[3] — 2L+ HER2 EC — Phase 2 data
- Autogene cevumeran (BNT122/RO7198457)[4] — ctDNA adj. CRC — Phase 2 topline data
- BNT111[5] — 2L+ melanoma — Phase 2 data

Data update
Regulatory event

Catalyst-rich period for mid- to late-stage pipeline consisting of more than 10 Phase 2 and Phase 3 trials covering several tumor types with high unmet medical need

Partnered with: 1. Pfizer; 2. Biotheus; 3. DualityBio; 4. Genentech, member of Roche Group. 5. In collaboration with Regeneron.

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Save the date Innovation Series November 14, 2024 26

Thank you

Appendix

Program Indication Trial Phase Anticipated Timing Oncology BNT1111 R/R Melanoma Phase 2 2025 BNT116 Advanced NSCLC Phase 1/2 2024 Autogene cevumeran (BNT122/RO7198457)2 Adjuvant ctDNA+ stage II (high risk)/III CRC Phase 2 2025+ BNT312/GEN10423 Multiple solid tumors Phase 1/2 2025 BNT316/ONC-392 (gotistobart)4 R/R Melanoma Phase 1/2 2025 BNT323/DB-13035 Multiple solid tumors Phase 1/2 2025 BNT323/DB-13035 HR+ HER2-low met. BC Phase 3 2026 BNT324/DB-13115 Multiple solid tumors Phase 1/2 2024 BNT325/DB-13055 Multiple solid tumors Phase 1/2 2025 BNT327/PM80026 TNBC Phase 2 2024 BNT327/PM80026 ES-SCLC, SCLC and met. TNBC Phase 2 2025+ Program Updates Expected in 2024 and Beyond In collaboration with: 1. Regeneron. Partnered with 2. Genentech, member of Roche Group 3. Genmab; 4. OncoC4; 5. DualityBio; 6. Biotheus. 29

Abbreviations

n L	nth line	EpCAM	Epithelial cell adhesion molecule	NSCLC	Non-small cell lung cancer
AACR	American Association for Cancer Research	ESMO	European Society for Medical Oncology	NR	Not reported
ADC	Antibody-drug conjugate	GI	Gastrointestinal	(c)ORR	(Confirmed) objective response rate
adj.	Adjuvant	HCC	Hepatocellular carcinoma	OS	(median) Overall survival
adv.	Advanced	HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)	PDAC	Pancreatic ductal adenocarcinoma
AI	Artificial intelligence	HNSCC	Head and neck squamous cell carcinoma	PD-(L)1	Programmed cell death protein (ligand) 1
ASCO	American Society of Clinical Oncology	HPV	Human papilloma virus	PFS	Progression-free survival
BC	Breast cancer	HR	Hormone receptor	PROC	Platinum-resistant ovarian cancer
BTC	Biliary tract cancer	HSV	Herpes simplex virus	PSOC	Platinum-sensitive ovarian cancer
CC	Cervical cancer	ICI	Immune checkpoint inhibitor	QxW	Every x week
CD	Cluster of differentiation	IL-x	Interleukin x	R	Randomized
CI	Confidence interval	IgG	Immunoglobulin G	(ncc/cc)RCC	(non-clear cell/clear cell) Renal cell carcinoma
CLDN6	Claudin 6	IIT	Investigator initiated trial	R&D	Research and development
CPI	Checkpoint inhibitor	iNeST	Individualized Neoantigen-Specific Therapy	R/R	Relapsed/refractory
CPS	Combined positive score	INV	Investigator	(ES)SCLC	(Extensive stage) small cell lung cancer
CRC	Colorectal cancer	IO	Immuno-oncology	SG&A	Selling, general and administrative
(m)CRPC	(Metastatic) castration resistant prostate cancer	ITT	Intention to treat	SITC	Society of Immunotherapy of Cancer
CT	Computer tomography	iv	Intravenously	SoC	Standard of care
ctDNA	Circulating tumor DNA	LPX	Lipoplex	SoD	Sum of diameters
CTLA-4	Cytotoxic T-lymphocyte-associated protein 4	m	Median	TNBC	Triple-negative breast cancer
CTx	Chemotherapy	met	Metastatic	TNM	Classification systemof malignant tumors
DCR	Disease control rate	MIUC	Muscle-invasive urothelial carcinoma	TROP-2	Trophoblast cell-surface antigen 2
DFS	Disease-free survival	M0	Metastasis 0	TTR	Time to response
DOR	(median) Duration of response	MoA	Mechanism of Action	UK	United Kingdom
EC	Endometrial cancer	mo(s).	Month(s)	U.S.	United States
EC	European Community	MPM	Malignant pleural mesothelioma	VEGF(R)	Vascular edothelial growth factor (receptor)
ECOG (PS)	Eastern Cooperative Oncology Group (performance status)	MRI	Magnetic resonance imaging	VHH	Heavy chain variable
		mRNA	Messenger ribonucleic acid	WT	Wild type
EGFRm	Epidermal growth factor receptor (mutated)	NEN	Neuroendocrine neoplasm		

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